     (As filed with the Securities and Exchange Commission June 29, 2001)


                                                            File No. ___________

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM U-13E-1

                       Wisconsin Electric Power Company
                           231 West Michigan Street
                                 P.O. Box 2026
                          Milwaukee, Wisconsin 53201

          (Name of company ("Service Company") filing this report and address of principal executive office)
                  ----------------------------------------

                                David K. Porter
                             Senior Vice President
                       Wisconsin Electric Power Company
                           231 West Michigan Street
                                 P.O. Box 2046
                          Milwaukee, Wisconsin 53201

                    (Name and address of agent for service)
                  -------------------------------------------

     The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:

   A. William Finke, Counsel                     Bruce C. Davidson, Esq.
   Wisconsin Electric Power Company              Brian D. Winters, Esq.
   231 West Michigan Street                      Quarles & Brady LLP
   P.O. Box 2046                                 411 East Wisconsin Avenue
   Milwaukee, Wisconsin 53201                    Milwaukee, Wisconsin 53202
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     Pursuant to Regulation (S) 250.95, Wisconsin Electric Power Company hereby submits the following report on Form U-13E-1 containing the information prescribed by that form:

     1.   Name of company filing report (hereinafter called "Service Company").

                       Wisconsin Electric Power Company

     2.   Address of the principal executive office of the Service Company.

                           231 West Michigan Street
                                 P.O. Box 2046
                          Milwaukee, Wisconsin 53201

     3. Name and address of person authorized to receive notices and communications from the Commission.

                                David K. Porter
                             Senior Vice-President
                       Wisconsin Electric Power Company
                           231 West Michigan Street
                                 P.O. Box 2046
                          Milwaukee, Wisconsin 53201

     4.   Form of organization of the Service Company.

                                  Corporation

     5. State or other sovereign power under the laws of which the Service Company was organized, and date of organization.

                           State of Wisconsin - 1896

     6. If the Service Company is a partnership or business trust, give the names and addresses of all partners (including limited partners) or all trustees, respectively, and give as to each partner, his share in the partnership.

                                Not applicable.

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     7.  If the Service Company is a corporation, business trust, or any other form of company, give names and addresses of the twenty largest shareholders of record of its outstanding voting securities and the number of shares held by each.

      Name                                         Number of voting shares held
      ----                                         ----------------------------
                                                       (as of March 6, 2001)
                                                        --------------------
Wisconsin Energy Corporation
231West Michigan Street
P.O. Box 2949
Milwaukee, Wisconsin 53201                             33,289,327  common

Cede & Co.
Depository Trust Co.
55 Water St. 25/th/ Floor
New York, NY 10041                                    194,714  preferred

Milton Duescher
E1724 Hill Rd.
Luxemburg, WI 54217                                    10,067  preferred

Christine E. Hronis
1924 Galway Rd,
Hartford, WI 53027                                      3,975  preferred

Transinternational Co. Inc.
N93 W16288 Megal Dr.
Menomonee Falls, WI 53051                               3,641  preferred

Edward J. Podrez &
Mollie Podrez Jt. Ten.
610 N. 9/th/ Ave.
Wausau, WI 54401                                        2,188  preferred

Richard R. Schoenmann
P.O. Box 2066
Mazomanie, WI 53560                                     1,700  preferred

Leslie W. Ferge &
Leslie A. Ferge Jt. Ten.
7119 Hubbard Ave.
Middleton, WI 53562                                     1,495  preferred

John P. Pollick Tr.
John P. Pollick Trust
U/A 11/4/71
2965 - 59/th/ Ave.
Vero Beach FL 32966                                     1,300  preferred

Wesley R. Cleveland Jr. &
Ruth D. Cleveland Ttee UA
Dtd. 8/19/94 Wesley R.

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      Name                                         Number of voting shares held
      ----                                         ----------------------------
                                                       (as of March 6, 2001)
                                                        --------------------
Cleveland Jr. & Ruth D.
Cleveland Jt. Rev. Liv. Tr.
1518 N. 117/th/ St.
Wauwatosa, WI 53226                                   1,066  preferred

George J. Micek &
Kathleen Micek Jt. Ten.
8586 Hilo Trail
Cottage Grove, MN 55016                               1,026  preferred

Alfred Albrecht Tr.
Alfred & Gladys Albrecht
Rev. Trust U/A 11/28/95
606 E 19/th/ St.
Yankton, SD 57078                                     1,000  preferred

Jeffrey P. Reimann
1517 W. Superior Ave.
Sheboygan, WI 53081                                   1,000  preferred

J. Roy Thompson, Jr. &
M. Roberta Hall Tr. UW
Charles T. Hall
805 - 15/th/ St. NW Suite 705
Washington, DC 20005                                    852  preferred

Marvin Dees
913 Z Ct.
Sheboygan, WI 53083                                     802  preferred

Dale O. Lammers & Eleonore
M. Lammers Co-Ttees. FBO
Dale O. Lammers & Eleonore
M. Lammers Trust UA 4/29/88
130 Whitewing Way
Georgetown, TX 78628                                    800  preferred

Helen Jensen
W8716 County Rd. W
Phillips, WI 54555                                      780  preferred

Shirley P. Branta
1230 Chicago Ave
Downers Grove, IL 60515                                 684  preferred

Miss Sally Doyle
4461 N. 44/th/ St.
Milwaukee, WI 53218                                     566  preferred

Joseph Miller Co. Inc
P.O. Box 628
Tomah, WI 54660                                         565  preferred

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    8.  Names and addresses of all officers and directors of the Service Company and annual rate of compensation to each.

          The names and annual compensation of Wisconsin Electric's executive officers are provided in the Company's Definitive Information Statement and Annual Report to Stockholders (Form DEF 14C), which was filed with the Commission on March 20, 2001 and which is incorporated herein by reference. The business address of the executive officers is: 231 West Michigan Street, P.O. Box 2046, Milwaukee, Wisconsin, 53201.

          The names and annual compensation of Wisconsin Electric's directors are provided in the Company's Definitive Information Statement and Annual Report to Stockholders (Form DEF 14C), which was filed with the Commission March 20, 2001 and which is incorporated herein by reference. The business address of the directors is: 231 West Michigan Street, P.O. Box 2046, Milwaukee, Wisconsin, 53201.

    9. With respect to every registered holding company and subsidiary company for which the Service Company is performing, or proposes to perform, services, construction or sale of goods, state:

          (a)  Name of the company and address of its principal office.

               American Transmission Company LLC
               N19 W23993 Ridgeview Parkway West
               P.O. Box 47
               Waukesha, Wisconsin 53187-0047

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          (b)  Name of its top registered holding company.
               Alliant Energy Corporation

          (c)  Whether it is a public utility company.
               American Transmission Company LLC has stated in filings with the Securities and Exchange Commission that it is an electric utility company.

    10. With respect to every company of which the Service Company is an affiliate and for which the Service Company is performing, or proposes to perform, services, construction or sale of goods, state:

          (a)  Name of the company and address of its principal office.

               American Transmission Company LLC
               N19 W23993 Ridgeview Parkway West
               P.O. Box 47
               Waukesha, Wisconsin 53187-0047

               Wisconsin Energy Corporation
               231 West Michigan Street
               P.O. Box 2949
               Milwaukee, Wisconsin 53201

          (b) The facts which cause the Service Company to be an affiliate of such company.

               (i) The Service Company, Wisconsin Electric Power Company, is an affiliate of American Transmission Company LLC by virtue of having purchased approximately a 42% interest in American Transmission Company LLC in a transaction authorized by the Commission in an Order dated December 28, 2000 (HCAR No. 35-
                    9741).

               (ii) Wisconsin Electric Power Company is an affiliate of
                    Wisconsin Energy Corporation in that Wisconsin Electric Power Company is a wholly-owned subsidiary of Wisconsin Energy Corporation.


    11. If the Service Company performs services, construction, or sale of goods for companies not named in Item 9, state approximately the proportion of the total income of the Service Company derived from such services or sale of goods.

          The Service Company, Wisconsin Electric Power Company, performs certain services for a number of associate companies in the Wisconsin Energy Corporation holding company system. The proportion of the total income of the Service Company derived from such services is approximately 1/10 of 1%.

    12. If the Service Company performs any business other than a service business, state approximately the proportion of the total income of the Service Company derived from such other business.

          The Service Company, Wisconsin Electric Power Company, is principally in the business of providing utility services to customers in Wisconsin and the Upper Peninsula of Michigan. It is in the service business for purposes of this report only to the extent it provides certain services to affiliated companies as specified above. Because as indicated in Item 11, the proportion of total income derived from the service business is approximately 1/10 of 1%, the proportion of income derived from the utility business is nearly 100%.

    13.  Check the classes of work performed by the Service Company.

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            Managerial              Supervision of Construction   x
                                                                 --
            Financial     x         Advertising
                         --
            Legal                   Insurance
            Engineering   x         Purchasing                    x
                         --                                      --
            Tax                     Marketing
            Auditing                Statistical                   x
                                                                 --
            Construction  x         Publicity
                         --

    Describe briefly the nature of any services performed by the Service Company which are not named above.

          In addition to the services named above, Wisconsin Electric Power Company has agreed to perform the following services for American Transmission Company LLC:

               (a)  Control Center Services, which comprise:

                    (i) Necessary functions for operation of control center facilities and for transmission related system use:

                    (ii) Provision and supervision of control center system
                         operator labor;

                    (iii)  Dispatch of field operations personnel;

                    (iv) Necessary functions for restoration/blackstart
                         operations.

               (b)  Real Estate Services, which comprise:

                    (i) Performance of real estate records management functions for the transmission facilities;

                    (ii) Negotiating, drafting, executing, and maintaining
                         records relating to easements, licenses, permits, etc. for the Transmission Facilities;

                    (iii)  Monitoring and taking appropriate action regarding
                         encroachments by or upon Transmission Facilities real estate interests of American Transmission Company LLC;

                    (iv) Real estate negotiation, acquisition, and condemnation functions for the Transmission Facilities;

                    (v)    Property owner relations functions;

                    (vi)   Lease management, billing and collection;

                    (vii) Subject to any other agreement, joint facility management (CATV, telephone, fiber, etc.) including billing, collection, pole attachment documentation, and make-ready process;

                    (viii) Federal, state and local highway/road use, relocation and reimbursement;

                    (ix) Support for Public Service Commission of Wisconsin proceedings on Certificates of Public Convenience and Necessity and Certificates of Authority, including data gathering and public meetings;

                    (x)    Route planning, siting and selection.

               (c)  Environmental Services, which comprise:

                    (i) Functions necessary to support preparation of environmental assessments and species management and for all technical services related to environmental matters not included in the operation and maintenance agreement;

                    (ii) Agency relations functions with federal, state or local governmental or regulatory bodies having environmental responsibilities.

               (d)  Operation and Maintenance ("O&M") Services, which comprise:

                    (i) Inspection, field switching and communications repair;

                    (ii) Line equipment maintenance services, such as line inspection, line repair, grounding, corrosion control and right of way access maintenance;

                    (iii) Station equipment services including inspection, structure and foundation repair and system testing and maintenance;

                    (iv) Emergency response services such as field response, emergency clean up response and post-emergency repair;

                    (v) Station related services such as grass maintenance, vegetation control and security checks;

                    (vi) Other miscellaneous services including grounding repair and major equipment repair.

               (e)  Miscellaneous Services, which comprise:

                    (i) Provision of management and professional staff to work under ATCLCC direction as supplemental ATCLLC staff to the extent available from the utility.

                    (ii) Provision of accounting services and associated records management.

                    (iii) To the extent not included as part of other services, legacy software services, including:

                          (1)  Functions relating to enhancements to
                               transferring or obtaining licenses for ATCLLC for software as required.

                          (2) Functions relating to enhancements to software developed by utility in-house as approved by ATCLLC.

                          (3) Functions relating to management of data base provided for ATCLLC use.

                    (iv) Send other services as may be agreed from time to time.

          14. As to each class of work checked or described in Item 13, state whether such class of work is performed or is proposed to be performed:

          (1) Entirely by officers and employees of the Service Company.

          (2) In part by officers and employees of the Service Company and in part by another person or company engaged or to be engaged by the Service Company for that purpose.

          (3) Entirely by other persons or companies engaged or to be engaged by the Service Company for that purpose.

              The following classes of work are performed or proposed to be performed in part by officers and employees of the Service Company and in part by another person or company engaged or to be engaged by the Service Company for that purpose:

                           (1) O & M
                           (2) Construction
                           (3) Engineering
                           (4) Miscellaneous Services (Information Technology)
                           (5) Control Center

              All of the other classes of work indicated in Item 13 are performed entirely by officers and employees of the Service Company.

    15. (a) Name, and address of the principal executive office, of each person or company engaged by the Service Company in connection with the performance of any service, sales or construction as indicated in subparagraphs (2) and (3) of
Item 14, and (b) as to each such person or company indicate the services for which such person is engaged by the Service Company.

Automatic Fire Protection            AR Lawn Care, Inc.
3265 North 126/th/ Street            N4942 12 Corners Road
Brookfield WI 53005            Black Creek WI 54106
O&M                                  O&M

Asplundh Tree Expert Co.     BFI Waste Systems of WI
411 Cherry Street            PO Box 456
Wausau WI 54401              Muskego WI 53150
O&M                          Projects/Construction

Bakken Landscaping           Black & Veatch
2666Cedar Creek Road         11401 Lamar
Jackson WI 53037             Overland Park KS  66211
O&M                          Projects/Construction

Brenner Corp.                John L. Christian
2344 South Burrell Street    W4866 Thrush Road
Milwaukee WI 53207-0918      Watertown WI 53098
Projects/Construction        O&M

Coleman Engineering Co.      Deluca & Hartman Construction
635 Circle Drive             W234 S6650 Big Bend Drive
Iron Mountain MI 49801       Waukesha WI53186
O&M, Projects/Construction

Dura-Seal Asphalt
 Coatings, Inc.              Faulks Bros. Construction Inc.
W144 N6252 Auburn Court      E3481Hwys. 22 and 54
Menomonee Falls WI 53051     Waupaca WI 54981
O&M                          O&M

Geo-Technology Inc.          Interactive Business
PO Box 510661                400 S. Executive Drive
New Berlin WI                Brookfield WI 53005
Projects/Construction        Engineering

Kenosha Grounds Care         Lunda Construction
8300 88/th/ Ave.             PO Box 228
Pleasant Prairie WI 53158    Little Chute WI54140-0228
O&M                          Projects/Construction

McMahon Associates, Inc.     Waukesha Electric Systems
PO Box 1025                  400 S. Prairie Ave.
Neenah WI 54957-1025         Waukesha WI 53186
Projects/Construction        Projects/Construction

MJ Electric Inc.             Metro Recycling and Disposal
200 W. Frank Pipp Dr.        10712 S. 124/th/ Street
Iron Mountain MI 49801       Franklin WI 53132
O&M, Projects/Construction   Projects/Construction

Pieper Electric Inc.         Superior Electric Co (EDI)
5070 N. 35/th/ Street        2015 West Spencer St.
Milwaukee WI 53209           Appleton WI 54914
Projects/Construction        Projects/Construction

Stano Landscaping Inc.       STS Consultants, Ltd.
6565 North Industrial Road   11425 Lake Park Drive
Milwaukee WI 53223           Milwaukee WI 53224
O&M                          Projects/Construction

Sundberg, Carlson & Assoc.
 Inc.                        Ameritech
510 Mather Avenue            17950 W. Corporate Drive
Ishpeming MI 49849           Brookfield WI 53045
Projects/Construction        Control Center

Wright Tree Service Inc.     Manpower Inc.
PO Box 1718                  PO Box 88573
DesMoines IA 50306-1718      Milwaukee WI 53288-0573
O&M                          O&M

Duame Sand and Gravel        Keane, Inc.
5691 Duame Road              11270 West Park Place, Ste. 400
Lena WI 54139                Milwaukee WI  53224
O&M                          Misc./Info Technology

L.E. Myers Co.               Jefferson Wells Intl. Inc.
6220 120/th/ Ave.            825 N. Jefferson Street, Ste. 200
Kenosha WI 53142             Milwaukee WI 53202
Projects/Construction        Misc./Accounting

Lake Shore Cleaners, Inc.    Superior Electric Co.
4623 N. Richmond Street      PO Box 1719
Appleton WI 54913            Fond du Lac WI 54936-1719
O&M                          Projects/Construction

Robert J. Immel Excavating, Inc.        Ruekert & Mielke Inc.
N1870 Municipal Drive                   W239 N1812 Rockwood Drive
Greenville WI 54942                     Waukesha WI 53188-1113
O&M                                     Projects/Construction

Industrial Test Equipment Rentals       Black & Veatch LLP
PO Box 198582                           PO Box 802258
Atlanta GA 30384-8582                   Kansas City MO 64180-2258
O&M                                     Projects/Construction

Guttormsen Hartley & Guttormsen         Superior Electric Co. (Non-EDI)
600 52nd Street, Ste. 200               PO Box 1055
Kenosha WI 53141                        Appleton WI 54912
Projects/Construction                   Projects/Construction

Hooper Construction Corp.               EDS Corporation
PO Box 88866                            PO Box 14947
Milwaukee WI 53288-0866                 St. Louis MO 63150-4947
Projects/Construction                   Misc./Info Technology

Black & Veatch LLP                      Electronic Data Systems Corp.
PO Box 803823                           125 S. Wacker Drive,
Kansas City MO 64180-3823               Ste. 1900
Projects/Construction                   Atlanta GA 30384
                                        Misc./Info Technology

    16. Attach to this report a balance sheet and a profit and loss statement of the Service Company as of a date not more than three months prior to the date of filing this report, together with any additional information necessary to reflect any major changes in the conditions of the Service Company since the date of such financial statements.

          Balance Sheet of Wisconsin Electric Power Company, as of March 31, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of Wisconsin Electric Power Company for the quarter ended March 31,
          2001) (File No. 001-01245).

          Statement of Income of Wisconsin Electric Power Company, as of March 31, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of Wisconsin Electric Power Company for the quarter ended March 31, 2001) (File No. 001-01245).

    The Service Company has caused this instrument to be duly executed on its behalf by its authorized officer on this 29th day of June, 2001.

                                    Wisconsin Electric Power Company

                                    By: /s/ David K. Porter
                                        ------------------------------------
(Seal)                                 David K. Porter, Senior Vice President
Attest:

A. William Finke, Counsel
----------------------------
(Name)              (Title)
State of Wisconsin
County of Milwaukee


     The undersigned being duly sworn deposes and says that he has duly executed the attached instrument for and on behalf of the Service Company named therein; that he is the Senior Vice President of such Service Company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the transaction referred to therein, and that to the best of his knowledge, information and belief the statements made in such instrument are true.

                                       /s/ David K. Porter
                                       ---------------------
                                       David K. Porter


Subscribed and sworn to before me at
Milwaukee, Wisconsin this 29th day of June 2001.



/s/ A. William Finke
----------------------
My commission expires is permanent.